December 19, 2005

BOARD OF DIRECTORS
SOVEREIGN EXPLORATION ASSOCIATES
INTERNATIONAL INC.

RE: RESIGNATION

Dear Fellow Board Members:

The undersigned, Kevin L. Smith, currently a member of the Board of Sovereign
Exploration Associates International Inc., a Utah corporation, submits this as my letter of
resignation and I do therefore resign from the Board of the Company.

I am currently owned $1500.00 in unpaid compensation and this resignation is not a
release or waiver of any amounts owed.

                                        Sincerely,

                                        Kevin L. Smith